UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

PositiveID Corporation

(Name of Issuer)

Common Stock - $0.0001 par value

(Title of Class of Securities)

73740J 407

(CUSIP Number)

Michael E. Krawitz

1690 South Congress Avenue, Suite 201

Delray Beach, Florida 33445

561-805-8008

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Michael E. Krawitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		31,304,122,045

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,252,237,880

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,304,122,045

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Shares”) of PositiveID Corporation, a Delaware corporation (the “Issuer”), and is being filed by Michael E. Krawitz. The principal office of the Issuer is located at 1690 S. Congress Avenue, Suite 201, Delray Beach, FL 33445.

Item 2. Identity and Background

The name of the reporting person is Michael E. Krawitz. His business address is 1690 South Congress Avenue, Suite 201, Delray Beach, Florida 33445 and his present principal occupation is president of the Issuer. Mr. Krawitz is a citizen of the United States of America. Mr. Krawitz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Issuer granted to Mr. Krawitz as non-employee director compensation (i) between November 10, 2009 and December 31, 2015, 61,040 options to purchase shares at a weighted average price per share of $6.08; and (ii) between February 20, 2009 and December 13, 2013, 12,456 shares of restricted stock.

On September 30, 2013, pursuant to a liability reduction plan, the Issuer issued Mr. Krawitz 51 shares of Series I Convertible Preferred Stock (“Series I”). The Series I had a stated value of $1,000 per share, and a dividend rate of 6.0% per year. The Series I Preferred Stock had voting rights equivalent to twenty-five votes per common share equivalent. On December 31, 2013, the Issuer granted to Mr. Krawitz 25 shares of Series I as Board of Directors compensation for 2014. On January 12, 2015, the Issuer granted to Mr. Krawitz 50 shares of Series I as Board of Directors compensation for 2015. On December 22, 2015, as compensation for 2016 the Issuer granted to Mr. Krawitz 25 shares of Series I, at which time he owned a total of 151 shares of Series I.

On August 11, 2016, Mr. Krawitz entered into an exchange agreement pursuant to which he exchanged 151 shares of Series I, with a liquidation value of $154,180, for 169 shares of Series II Convertible Preferred Stock (“Series II”), with an initial liquidation value of $169,000. The Series II has a stated value per share of $1,000, and a dividend rate of 6% per year. As with the Series I Preferred, the Series II Preferred has 25 votes per common share equivalent. Any shares of Series I previously issued to Mr. Krawitz are null and void and any and all rights arising thereunder were extinguished.

From November 11, 2011 through August 18, 2016, the Issuer did not have a class of securities registered pursuant to Section 12 of the Act. On August 19, 2016, the Issuer filed a registration statement on Form 8-A registering its class of common stock, par value $0.01 per share (this par value was reduced to $0.0001 per share on January 30, 2017), pursuant to Section 12(g) of the Act.

Mr. Krawitz was eligible to file a Schedule 13G by August 29, 2016 because he did not acquire any securities following the registration.

Mr. Krawitz is now filing a Schedule 13D because, on March 29, 2017, as Board of Directors compensation for 2017 the Issuer granted to Mr. Krawitz 50 shares of Series II, at which time he owned a total of 219 shares of Series II. This acquisition, in the aggregate with all other acquisitions following March 29, 2016 (the twelve months immediately preceding the date of the most recent acquisition), is more than 1.5% of the voting power of the Issuer.

The Series II granted to Mr. Krawitz has a stated value of $1,000 per share and as of March 29, 2017, are convertible into 1,252,164,384 Shares, at a conversion price of $0.00018 per share. The conversion price of the Series II is calculated at 100% of the lowest daily volume weighted average price of the Common Stock during the subsequent 12 months following the issuance date. As each share of Series II holds 25 votes per share, the voting rights of Mr. Krawitz’s Series II total 31,304,109,589 shares. These shares constitute the majority of his beneficial ownership in the Company. The Series II shares will vest on January 1, 2019.

Item 4. Purpose of Transaction

The information set forth in Item 3 is incorporated by reference into this Item 4. Except as set forth in this Schedule 13D, Mr. Krawitz does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) ) Mr. Krawitz beneficially owns 31,304,122,045 shares of the voting power of the Issuer, representing 7.0% of the total voting power of the Issuer, which includes 31,304,109,589 votes through his ownership of the Series II, 12,456 Shares and 61,040 options that are currently exercisable for Shares. As of March 29, 2017, there were 6,653,301,983 shares of our Common Stock issued and outstanding, and 3,247 shares of Series II Preferred Stock, which are convertible into 17,680,678,843 shares of Common Stock, issued and outstanding (the “Series II Conversion Shares”). As each Series II Conversion Share has the equivalent of 25 votes on each matter submitted to stockholders, the holders of the Series II Preferred Stock have control of 442,016,971,081 voting shares of the Company.

(b) Mr. Krawitz has sole voting power over 31,304,122,045 shares. He has sole dispositive power over 1,252,237,880 shares, including 1,252,164,384 shares of Series II on an as-converted basis, 12,456 Shares and 61,040 options that are currently exercisable for Shares. See Item 2 above for identity and background information regarding Mr. Krawitz.

(c) On March 29, 2017, as Board of Directors compensation for 2017 the Issuer granted to Mr. Krawitz 50 shares of Series II.

(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Krawitz.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Mr. Krawitz, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Krawitz and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2017

/s/ Allison Tomek, Attorney-In-Fact